Exhibit 99.1

Cenovus receives approval for Grand Rapids oil sands project

Production capacity expected to reach 180,000 bbls/d

CALGARY, Alberta (March 20, 2014) — Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) has received approval from the Alberta Energy Regulator (AER) for its 100%-owned Grand Rapids thermal oil sands project. The proposed project is located approximately 300 kilometres north of Edmonton, within the company’s Greater Pelican Region in northern Alberta. Grand Rapids is expected to have production capacity of 180,000 barrels per day (bbls/d) and be developed in multiple phases. The project is anticipated to have a life of 40 years.

Cenovus expects to make a decision on the timing of development later this year. Once a decision is made to proceed with Grand Rapids, Cenovus will be able to rely on existing infrastructure, including roads, power and camps at its Pelican Lake conventional heavy oil operation. The availability of existing infrastructure is expected to contribute to competitive capital efficiencies for Grand Rapids. Cenovus and its predecessor companies have been operating and producing oil in the area for more than 15 years from the Wabiskaw formation, which is a deeper geological zone.

“We’re pleased to have received regulatory approval for our fourth oil sands project,” said Brian Ferguson, Cenovus President & Chief Executive Officer.  “Developing the Grand Rapids project contributes to our long-term business plan of creating shareholder value by increasing the company’s oil production capacity over the next decade.”

The company has been operating a steam-assisted gravity drainage (SAGD) pilot project at the site for more than three years and has gained a strong understanding of the reservoir. Recent production results from the two well-pair pilot have been encouraging. Cenovus plans to continue operating the pilot project to gather additional information on the reservoir.

Stratigraphic test well results have shown the reservoir to be very consistent, which Cenovus believes will provide predictable and reliable long-term production. Approximately 180 stratigraphic test wells have been drilled at the project to support the regulatory application and development plan.

As of December 31, 2013, the independent qualified reserves evaluator (IQRE) estimated Cenovus’s best estimate bitumen economic contingent resources for the entire Grand Rapids holdings at 1.5 billion barrels. The same IQRE also recognized approximately 78 million barrels of probable reserves. Cenovus expects to be able to convert a significant portion of those probable reserves to proved once the company decides to proceed with the project.

Cenovus currently has two operating oil sands projects, with Foster Creek now producing about 110,000 bbls/d gross and Christina Lake producing approximately 130,000 bbls/d gross. Expansions are continuing at both of these projects. Construction of phase A at the company’s Narrows Lake project is continuing with first production expected in 2017. Cenovus has a 50% ownership of the Narrows Lake, Foster Creek and Christina Lake projects with its partner ConocoPhillips.

A regulatory application is under review for the Telephone Lake oil sands project, which is 100%-owned by Cenovus and has a planned production capacity of more than 300,000 bbls/d. Cenovus continues to assess other oil sands opportunities within its portfolio for future development. In addition to the 129,000 bbls/d net of oil sands production capacity already built at Foster Creek and Christina Lake, Cenovus now has about 365,000 bbls/d of net oil sands production capacity under construction or with regulatory approval.

ADVISORY

OIL AND GAS INFORMATION

The estimates of reserves and resources data were prepared effective December 31, 2013 by an independent qualified reserves evaluator in accordance with the Canadian Oil and Gas Evaluation Handbook and National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. Estimates are presented using McDaniel & Associates Consultants Ltd. (“McDaniel”) January 1, 2014 price forecast.

The remaining contingencies applicable to the contingent resources disclosed herein include regulatory approval and project sanctioning of subsequent phases at the Grand Rapids project. There is no certainty that it will be commercially viable to produce any portion of the contingent resources.

Additional information with respect to the significant factors relevant to the resources estimates, pricing and additional reserves and other oil and gas information, including the material risks and uncertainties associated with reserves and resources estimates, is contained in our Annual Information Form and Form 40-F for the year ended December 31, 2013, available on SEDAR at sedar.com, EDGAR at sec.gov and on our website at cenovus.com.

FORWARD-LOOKING INFORMATION

This document contains certain forward-looking statements and other information (collectively “forward-looking information”) about our current expectations, estimates and projections, made in light of our experience and perception of historical trends. Forward-looking information in this document is identified by words such as “expected”, “planned”, “believe”, “estimated”, “future” or similar expressions and includes suggestions of future outcomes, including statements about expected production capacities for various projects, estimated project life, estimated production capacity over the next decade, estimated steam to oil ratio, estimated gross best estimate bitumen economic contingent resources, estimated probable reserves, expectation to convert certain probable reserves to proved reserves, and expected first production dates and related schedules. Readers are cautioned not to place undue reliance on forward-looking information as our actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally.

The factors or assumptions on which the forward-looking information is based include: assumptions disclosed in our current guidance, available at cenovus.com; our projected capital investment levels, the flexibility of our capital spending plans and the associated source of funding; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; our ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects or stages thereof; our ability to generate sufficient cash flow from operations to meet our current and future obligations; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

2014 guidance, updated February 13, 2014, available at cenovus.com, is based on an average diluted number of shares outstanding of approximately 757 million. It assumes: Brent of US$105.00/bbl, WTI of US$102.00/bbl; Western Canada Select of US$76.00/bbl; NYMEX of US$4.00/MMBtu; AECO of C$3.30/GJ; Chicago 3-2-1 crack spread of US$13.50/bbl; and exchange rate of $0.98 US$/C$. For the period 2015 to 2023, assumptions include: Brent of US$105.00-US$110.00; WTI of US$100.00-US$106.00/bbl; Western Canada Select of C$81.00-C$91.00/bbl; NYMEX of US$4.25-US$4.75/MMBtu; AECO of C$3.70-C$4.31/GJ; Chicago 3-2-1 crack spread of US$12.00-US$13.00; exchange rate of $1.00 US$/C$; and average diluted number of shares outstanding of approximately 782 million.

The risk factors and uncertainties that could cause our actual results to differ materially, include: volatility of and assumptions regarding oil and gas prices; the effectiveness of our risk management program, including the impact of derivative financial instruments and the success of our hedging strategies; the accuracy of cost estimates; fluctuations in commodity prices, currency and interest rates; fluctuations in product supply and demand; market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks; maintaining desirable ratios of debt to adjusted EBITDA as well as debt to capitalization; our ability to access various sources of debt and equity capital; accuracy of our reserves, resources and future production estimates; our ability to replace and expand oil and gas reserves; our ability to maintain our relationships with our partners and to successfully manage and operate our integrated heavy oil business; reliability of our assets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; refining and marketing margins; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of crude oil into petroleum and chemical products; risks associated with technology and its application to our business; the timing and the costs of well and pipeline construction; our ability to secure adequate product transportation, including sufficient crude-by-rail or other alternate transportation; changes in the regulatory framework in any of the locations in which we operate, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on our business, our financial results and our consolidated financial statements; changes in the general economic, market and business conditions; the political and economic conditions in the countries in which we operate; the occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions against us.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. For a full discussion of our material risk factors, see “Risk Factors” in our most recent Annual Information Form/Form 40-F, “Risk Management” in our current and annual Management’s Discussion & Analysis and risk factors described in other documents we file from time to time with securities regulatory authorities, all of which are available on SEDAR at sedar.com, EDGAR at sec.gov and our website at cenovus.com.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $28 billion. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

Investor Relations

Susan Grey

Director, Investor Relations

403-766-4751

Graham Ingram

Senior Analyst, Investor Relations

403-766-2849

Anna Kozicky

Senior Analyst, Investor Relations

403-766-4277

Bill Stait

Senior Analyst, Investor Relations

403-766-6348

Media Rhona DelFrari Director, Media Relations 403-766-4740 General media line 403-766-7751